Exhibit 99.1

BURCON ENTERS INTO LETTER OF INTENT TO COMMERCIALIZE PEAZAZZ™ PEA PROTEIN

Vancouver, British Columbia, August 20, 2012— Burcon NutraScience Corporation (TSX – BU; NASDAQ - BUR) (“Burcon”) announces today that it has entered into a non-binding letter of intent with a commercial partner (the “Letter of Intent”) that details the intention of the two parties (the “Parties”) to enter into a strategic partnership for the worldwide commercial production, marketing and sale of Burcon’s Peazazz™ pea protein.

”The objective of this letter of intent is to combine the complementary strengths of two organizations and profitably commercialize Burcon’s Peazazz™ pea protein technology in an expeditious manner." said Johann F. Tergesen, President and Chief Operating Officer, adding, " We believe Peazazz™’s potential in the global protein ingredient industry will be well served through the partnership contemplated in the Letter of Intent we have executed today."

The Letter of Intent provides a framework of terms and conditions, which the Parties intend to use as the basis for a final agreement (the “Definitive Agreement”). The framework describes a phased approach to commercialization wherein the Parties would first engineer and construct an initial semi-works production facility capable of producing commercial quantities of Peazazz™ (the “Semi-Works Facility”), targeted to be operational before the end of the first quarter of 2013, followed by a second phase wherein the Parties would be required to make a decision to build a full-scale commercial facility within a pre-determined period of time.

PEAZAZZ™

Peazazz™ is 100% soluble, transparent and heat stable in low pH solutions. Peazazz™ has clean flavour characteristics and is well suited for use in low pH beverages as well as a variety of other healthy and great tasting food and beverage product applications. Its valuable nutritional and functional characteristics make Peazazz™ an attractive product for companies looking for an alternative plant protein ingredient.

Pea is a widely accepted and consumed vegetable, recognized for its nutritional value and health benefits. Peazazz™ pea protein can easily be incorporated into a variety of foods and beverages including low pH fruit juices and juice blends, sport nutrition drinks, powdered beverages, fortified waters, bars, baked goods and vegetarian and vegan foods.

Protein ingredients are valued by the food and beverage industry for two fundamental properties: nutrition and function.

Nutritionally Peazazz™ is consistent with existing pea proteins which are valued for their high digestibility and low potential for allergic responses, Peazazz™ pea protein isolate is also from a non-GMO source.

Functionally Peazazz™ lends itself to numerous potential applications due to its unique solubility and clean flavour profile.

The quest for healthier lifestyles has led consumers to search for alternatives to animal proteins. This factor – the pursuit of health and wellness in food products – is expected to drive and sustain the market demand for Peazazz™, which can be incorporated into a wide variety of beverage and food products.

Concurrent with and forming part of the Letter of Intent, Burcon has agreed to deal with the commercial partner exclusively for a defined period while the Parties negotiate and finalize the terms of the Definitive Agreement.

Although it is the intention of the Parties to enter into a Definitive Agreement, the Letter of Intent is non-binding on the Parties except for the exclusivity agreement and certain provisions concerning confidentiality and each party bearing its own expenses relating to the negotiation of the Definitive Agreement.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, which offers clarity and complete protein nutrition for low pH beverage systems; Peazazz™ a uniquely soluble and clean-tasting pea protein and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 197 issued patents in various countries, including 34 issued U.S. patents, and in excess of 400 additional pending patent applications, 78 of which are U.S. patent applications.

CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca